UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-40442

THE REAL BROKERAGE INC.

(Registrant)

701 Brickell Avenue, 17th Floor

Miami, Florida, 33131 USA

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE REAL BROKERAGE INC.
(Registrant)

Date May 7, 2024	By	/s/ Tamir Poleg
Tamir Poleg
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Management's Discussion and Analysis for the period ended March 31, 2024

99.2	Unaudited Interim Condensed Consolidated Financial Statements for the period ended March 31, 2024

99.3	Certificate of Interim Filings CEO dated May 7, 2024

99.4	Certificate of Interim Filings CFO dated May 7, 2024

99.5	Press Release dated May 7, 2024 - The Real Brokerage Inc. Announces First Quarter 2024 Financial Results